Exhibit 99.1
China Hydroelectric Corporation Announces Second Quarter 2010 Results
•	GAAP earnings of $0.11 per ADS

•	Non-GAAP earnings of $0.14 per ADS

•	Revenue increased by 74% compared to the second quarter of 2009

•	Installed capacity increased by 53.9 MW during the second quarter of 2010
NEW YORK, August 11 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the second quarter and the first six months ended June 30, 2010.
The Company completed two acquisitions of three operating hydroelectric power projects with an aggregate of 53.9 MW of installed capacity during the first six months of 2010 in addition to the completion of Binglangjiang II project (20.0 MW) and the acquisition of the Ruiyang project (32.0 MW) in the second half of 2009. As of June 30, 2010, the Company’s installed capacity was 430.5 megawatts (“MW”) as compared to 324.6 MW as at the end of June 30, 2009. Comparing the Company’s results of operations from one period to another and its financial condition as at the end of two comparable periods may be difficult due to the impact of those newly acquired or commissioned hydroelectric power projects.
Second Quarter 2010 Financial and Operating Highlights
•	As at the end of second quarter of 2010, the aggregate installed capacity was 430.5 MW, representing an increase of 53.9 MW, or 14.3%, from the end of the first quarter 2010, as well as an increase of 105.9 MW, or 33% from the end of second quarter of 2009. This increase was primarily due to the completion of Binglangjiang II project (20.0 MW, September 2009) as well as the acquisition of the following projects: the Ruiyang project (32.0 MW, August 2009); the Husahe project (18.7 MW, April 2010); and two of the Minrui projects (June 2010): Aluhe (10.0 MW) and Zilenghe (25.2 MW).Revenue increased by 74% to $22.5 million for the second quarter of 2010 compared to $12.9 million for the second quarter of 2009.

•	Gross profit increased by 94% to $16.7 million in the second quarter of 2010 compared to $8.6 million for the second quarter of 2009. Gross margin increased to 74% for the second quarter of 2010 from 67% for the second quarter of 2009.

•	Operating income increased by 71% to $11.8 million in the second quarter of 2010 compared to $6.9 million in the second quarter of 2009.

•	Adjusted EBITDA (see the table entitled “Adjusted EBITDA to Net Income Reconciliation” for detailed information) increased by 67% to $16.9 million for the second quarter of 2010 compared to $10.1 million for the second quarter of 2009. Adjusted EBITDA margin was 75% for the second quarter of 2010 compared to 78% for the same period of 2009.

•	GAAP net income attributable to ordinary shareholders of $5.9 million, or $0.11 per American Depository Share (“ADS”) (each representing three ordinary shares) for the second quarter of 2010 compared to GAAP net loss attributable to ordinary shareholders of $6.3 million for the same period in 2009. Net loss attributable to ordinary shareholders in the second quarter of 2009 was impacted by a non-cash charge of $8.0 million in cumulative dividends on the redeemable preferred shares outstanding in that period that were converted into ordinary shares at the time of the Company’s IPO in January 2010.

•	Non-GAAP net income (see the table entitled “GAAP Net Income(loss) to Non-GAAP Net Income(loss) Reconciliation” for detailed information) of $7.1 million, or $0.14 per ADS for the second quarter of 2010 compared to $2.1 million for the same period in 2009.
Six Months Ended June 30 2010 Financial and Operating Highlights
•	Increased aggregate installed capacity by 105.9 MW, or 33%, to 430.5 MW in the six months ended June 30, 2010 compared to 324.6 MW in the six months ended June 30, 2009, see the paragraph above.

•	Revenue increased by 120% to $38.3 million for the six months ended June 30, 2010, compared to $17.4 million for the same period in 2009.

•	Gross profit increased by 162% to $27.2 million for the six months ended June 30, 2010, compared to $10.4 million for the same period in 2009. Gross margin was 71% for the six months ended June 30, 2010, compared to 60% for the same period of 2009.

•	Operating income increased by 157% to $18.0 million for the six months ended June 30, 2010, compared to $7.0 million for the same period in 2009.

•	Adjusted EBITDA increased by 122% to $27.5 million for the six months ended June 30, 2010, compared to $12.4 million for the same period in 2009. Adjusted EBITDA margin increased to 72% for the six months ended June 30, 2010 from 71% for the same period in 2009.

•	GAAP net loss attributable to ordinary shareholders was $7.6 million, or $0.17 loss per ADS, for the six months ended June 30, 2010, compared to $15.9 million for the same period in 2009. Net loss attributable to ordinary shareholders for the six months ended June 30, 2010 was impacted by non-cash charges of $3.6 million in cumulative dividends on the redeemable preferred shares and $12.2 million in the beneficial conversion features on such shares. Net loss attributable to ordinary shareholders for the six months ended June 30, 2009 was impacted by a non-cash charge of $15.4 million in cumulative dividends on the redeemable preferred shares.
•	Non-GAAP net income of $9.7 million, or $0.22 per ADS, for the six months ended June 30, 2010 compared to $0.05 million for the same period in 2009.
“We are pleased with the progress we continued to make in the first six months of this year towards meeting our operational and acquisition goals for the year. In the second quarter, we benefited from continued favorable hydrology at our existing projects. The first six months of 2010 saw favorable rainfall in most of our catchment areas, producing excellent runoff and a high level of reservoir storage at many of our projects. In addition, in the first half of this year, we completed two acquisitions of three operating projects with an installed capacity totaling 53.9 MW. This bodes well for our operations for the second half of 2010,” said Mr. John D. Kuhns, Chief Executive Officer and Chairman of the Board of Directors of the Company.

“For the remainder of 2010, we continue to expand our geographically diverse portfolio through the evaluation and acquisition of operational, construction and development hydroelectric projects in the PRC. We seek to continue to utilize our IPO proceeds, cash generated from operations, and funds expected to be available under the loan framework arrangement we have with the Bank of China’s Fujian Branch to further expand our asset base.”
Second Quarter 2010 Financial and Operational Results
Key Drivers of Growth in the Second Quarter 2010
•	Increase of 53.9 MW installed capacity to 430.5 MW from 376.6 MW at the beginning of 2010.

•	Electricity sold was 469.1 million kilowatt hours (“kWh”) for the second quarter of 2010 compared to 274.0 million kWh for the second quarter of 2009.

•	The effective tariff calculated by dividing revenues, before Value Added Tax, or VAT, in RMB, (Renminbi), the functional currency of the hydroelectric power projects, by the amount of electricity sold, was RMB 0.35 per kWh for the second quarter of 2010 compared to RMB 0.34 per kWh for the second quarter of 2009.

•	The average effective utilization rate was 55% for the second quarter of 2010 compared to 50% for the second quarter of 2009. Average effective utilization rate is calculated by dividing the quantity of electricity actually sold by the theoretical quantities of electricity which could be generated from the Company’s hydroelectric power projects.
Revenue
Revenue, net of value added taxes, for the second quarter of 2010 was $22.5 million, an increase of 74%, or $9.6 million from $12.9 million for the second quarter of 2009. The Company sold 469.1 million kWh for the second quarter of 2010, an increase of 70% from 274.0 million kWh for the same period in 2009. The revenue increase is mainly due to favorable precipitation at the Company’s operating projects during the second quarter of 2010, as well as the contribution from newly acquired and completed projects since the end of the second quarter of 2009. Of the $9.7 million increase in revenue for the second quarter, $5.9 million was contributed by existing projects as of June 30, 2009 and $3.8 million was due to the revenue contribution from the newly acquired projects, a total of 105.9 MW.
The effective tariff for the second quarter of 2010 was RMB 0.35 per kWh, an increase of 3% from RMB 0.34 per kWh in the second quarter of 2009. The slight increase was caused by higher revenue contribution from operating projects in Zhejiang and Fujian provinces, relatively high tariff regions. Tariffs vary at the Company’s individual hydroelectric power projects, which causes effective tariffs, which are a consolidated figure, to vary based on different revenue contribution mixes.
The average effective utilization rate was 55% for the second quarter of 2010, compared to 50% for the second quarter of 2009. The higher capacity factor was mainly due to the favorable precipitation in Fujian and Zhejiang provinces, offset by lower precipitation in Yunnan.
Cost of Revenues
Cost of revenues for the second quarter of 2010 was $5.9 million, as compared to $4.2 million for the second quarter of 2009, primarily due to the additional operating assets the Company has acquired and completed since the end of the second quarter of 2009. Cost of revenues as a percent of revenue decreased from 33% to 26% as a result of higher revenue in the Fujian and Zhejiang projects.
Higher costs were also associated with increased power generation and labor cost associated with the previously mentioned acquisitions.
Gross Profit and Margin
Gross profit was $16.7 million for the second quarter of 2010, an increase of $8.1 million, or 94%, from $8.6 million for the same period of 2009 due to higher revenues from the Company’s operating projects and revenue contribution from the newly acquired and completed operating assets. Gross margin increased to 74% for the second quarter of 2010 from 67% for the same period of 2009 primarily due to higher revenue contribution due to higher precipitation at the Company’s Fujian and Zhejiang projects.
General and Administrative Expenses

General and administrative expenses (“G&A expense”) for the second quarter of 2010 were $4.9 million, or 22% of revenues, compared to $1.7 million, or 13% of revenues for the second quarter of 2009. The G&A expense in the second quarter of 2010 includes an employee stock-based compensation expense of $0.99 million, compared to $0.13 million in the same period of 2009. The increase in G&A expense was also impacted by higher professional costs associated with being a public company as well as acquisition costs.
Adjusted EBITDA and EBITDA Margin
Adjusted EBITDA was $16.9 million for the second quarter of 2010, an increase of 67% over $10.1 million for the second quarter of 2009. Adjusted EBITDA margin decreased to 75% for the second quarter of 2010 from 78% for the same period in 2009.
Interest Expense
Interest expense for the second quarter of 2010 was $3.64 million, compared to $3.61 million for the same period in 2009. The slight increase was due to increased bank loans obtained in 2009 and the first half of 2010 to support the Company’s operations and acquisitions, offset by a lower borrowing rate.
GAAP and Non-GAAP Net Income
As a result of the factors discussed above, net income attributable to ordinary and preferred shareholders, was $5.9 million in the second quarter of 2010, compared to $1.7 million in the comparable period in 2009. Net income attributable to ordinary shareholders (or “GAAP net income attributable to ordinary shareholders”) was $5.9 million, or $0.11 per ADS, for the second quarter of 2010 compared to a GAAP net loss attributable to ordinary shareholders of $6.3 million for the second quarter of 2009.
Non-GAAP net income was $7.1 million, or $0.14 per ADS, for the second quarter compared to $2.1 million for the second quarter of 2009. For a reconciliation between GAAP and non-GAAP earnings, see the table following the Unaudited Condensed Consolidated Statements of Operations.
Weighted average American depository shares used in the earnings per share calculation was 51.1 million ADS, representing 153.3 million ordinary shares, for the second quarter of 2010.
Six Months Ended June 30 2010 Results
Key Drivers of Growth in the First Six Months of 2010
•	Increase of 53.9 MW of installed capacity to 430.5 MW in the six months ended June 30, 2010.

•	Electricity sold was 784.6 million kWh for the six months ended June 30, 2010 compared to 387.4 million kWh for the six months ended June 30, 2009.

•	Effective tariff was RMB 0.36 per kWh for the six months ended June 30, 2010 compared to RMB 0.35 per kWh for the six months ended June 30, 2009.

•	The average effective utilization rate was 47% for the six months ended June 30, 2010 compared to 35% for the six months ended June 30, 2009.
Revenue
Revenue, net of value added taxes, was $38.3 million for the six months ended June 30, 2010, an increase of 120%, or $20.9 million, compared to $17.4 million for the same period in 2009. The Company sold 784.6 million kWh for the six months ended June 30, 2010, an increase of 103% from 387.4 million kWh for the same period in 2009. The revenue increase is mainly due to favorable precipitation at the Company’s operating projects in the Fujian and Zhejiang provinces. Of the $20.9 million increase in revenue, $14.7 million was contributed by projects that were existing as of June 30, 2009 and $6.2 million was contributed by the newly acquired projects mentioned above, a total of 105.9 MW.
The effective tariff was RMB 0.36 per kWh for the six months ended June 30, 2010 compared to RMB 0.35 per kWh for the six months ended June 30, 2009. Tariffs vary at the Company’s individual hydroelectric power projects, which causes effective tariffs, which are a consolidated figure, to vary based on different revenue contribution mixes.
The average effective utilization rate was 47% for the six months ended June 30, 2010 compared to 35% for the six months ended June 30, 2009. The increase in average effective utilization rate is due to favorable precipitation in the Fujian and Zhejiang provinces.
Cost of Revenues
Cost of revenues was $11.1 million for the six months ended June 30, 2010 compared to $7.0 million for the same period of 2009. The increase in cost of revenues was primarily due to the additional operating assets the Company acquired and completed since the end of the second quarter of 2009. Cost of revenues as a percentage of revenue decreased from 40% to 29% as a result of higher revenue contribution from the Fujian and Zhejiang projects.
Gross Profit and Margin
Gross profit was $27.2 million for the six months ended June 30, 2010, an increase of $16.8, or 162%, from $10.4 million for the same period of 2009 due to higher revenues from the Company’s operating projects and revenue contribution from the acquisitions in 2009 and the first half of 2010. Gross margin increased to 71% for the six months ended June 30, 2010 from 60% for the same period of 2009. The gross margin increase is due to the higher revenue contribution as a result of higher precipitation at the Company’s Fujian and Zhejiang projects.
General and Administrative Expenses
The Company’s general and administrative expense (“G&A expense”) was $9.2 million for the six months ended June 30, 2010 or 24% of revenues compared to $3.4 million or 20% of revenues for the same period in 2009. The G&A expense in the first six months of 2010 included also an employee stock-based compensation expense of $1.6 million, compared to $0.18 million in the same period of 2009. The increase in G&A expense was also impacted by higher professional fees associated with being a public company as well as acquisition costs.
Adjusted EBITDA and EBITDA Margin
Adjusted EBITDA was $27.5 million for the six months ended June 30, 2010, an increase of 122%, or $15.1 million, compared to $12.4 million for the same period in 2009. Adjusted EBITDA margin increased to 72% for the six months ended June 30, 2010 from 71% in the same period of 2009.
Interest Expense
Interest expense for the six months ended June 30, 2010 was $7.3 million or 19% of revenues compared to $6.3 million or 36% of revenues for the same period in 2009, due to increased bank loans obtained in 2009 and the first half of 2010 to support the Company’s operations and acquisitions, offset by a lower borrowing rate.
GAAP and Non-GAAP Net Income
As a result of the factors discussed above, net income attributable to ordinary and preferred shareholders, was $8.2 million in the first half of 2010, compared to net loss of $0.5 million in the comparable period in 2009. Net loss attributable to ordinary shareholders (or “GAAP net loss attributable to ordinary shareholders”) was $7.6 million, or $0.17 loss per ADS, for the six months ended June 30, 2010, which included cumulative dividends on convertible redeemable preferred shares of $3.6 million and the beneficial conversion features on such shares of $12.3 million that occurred upon the consummation of the Company’s IPO in the first quarter of 2010, compared to a GAAP net loss attributable to ordinary shareholders of $15.9 million for the same period in 2009, which included a $15.4 million cumulative dividend on convertible redeemable preferred shares.
Non-GAAP net income was $9.7 million, or $0.22 per ADS for the six months ended June 30, 2010 compared to $0.05 million for the same period in 2009. For a complete reconciliation between GAAP and non-GAAP earnings, see the table following the Unaudited Condensed Consolidated Statements of Operations.
Weighted average American depository shares used in the earnings per share calculation was 44.3 million ADS, representing 133.0 million ordinary shares.
Business Outlook for Full Year 2010
Based on the higher than average year-to-date precipitation in the first half of 2010, ample reservoir levels and excellent facility availability, we expect our existing operating assets will continue to perform well in the second half of 2010. In addition, we continue to work towards and during the second half of 2010 we intend to consummate the acquisitions we have previously announced. In addition to our 430.5 MW of capacity as of June 30, 2010, we have acquired an 18.9 MW project on July 21, 2010 and the Company expects to complete the acquisition of an additional 158.4 MW before the end of the year.
Subject to the success of these negotiations and the availability of bank financing we expect all acquisitions to be completed during or before the fourth quarter of 2010. This will increase installed capacity to 607.8 MW. On this basis, we expect to generate a total of 1.55 billion kWh of electricity from both existing projects and new acquisitions for the year ended December 31, 2010. The Company expects total revenue to be between $69.4 million and $75.2 million (net of VAT), based on gross revenue of between $75.1 million and $81.4 million, and EBITDA to be between $51.0 million and $56.4 million for the year ended December 31, 2010.
On a pro forma basis, assuming all 607.8 MW were operating during a full year starting on January 1, 2010, we estimate that our total power generation would have been approximately 2.07 billion kWh, producing pro forma revenue and EBITDA of approximately $84 million and $68 million respectively.
Going forward, we expect to give annual guidance on anticipated revenue and EBITDA during the first quarter with respect to each calendar year beginning with 2011.
Non-GAAP Net Income Figures
Non-GAAP net income for the first quarter and second quarter 2010, first quarter 2009, and the first six months of 2010 and non-GAAP net loss for the first six months of 2009 excludes the following non-cash charges: stock-based compensation expense; non-cash dividends and conversion features on convertible redeemable preferred shares; exchange gains or losses; and, the change in fair value of derivative financial liabilities and warrant liability. A reconciliation of GAAP and non-GAAP items is provided in a table following the Unaudited Condensed Consolidated Statements of Operations.
Adjusted EBITDA to Net Income Reconciliation
Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expense, exchange loss, change in fair value of derivative financial liabilities and warrant liability. For further details, see the table entitled ”Adjusted EBITDA to Net Income Reconciliation.”
Comparability
As the Company continues to complete acquisitions of hydroelectric power projects and commission certain additional hydroelectric power projects during the first six months of 2010, comparability of the Company’s results of operations from one period to another and its financial condition at the end of two comparable periods may be difficult due to the impact of those newly acquired or commissioned hydroelectric power projects.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8319 to US $1.00, the Bank of China Middle Rate as of June 30, 2009 and RMB 6.7909 to US $1.00, the Bank of China Middle rate of June 30, 2010. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.
Conference Call
China Hydroelectric will host a conference call at 5:00 am (Pacific) /8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Thursday, August 12, 2010 to discuss its second quarter 2010 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-2324 or International + 1-480-629-9716, and enter pass code 4342282.
A replay of the conference call will be available from 10:00 am (Eastern) on August 12, 2010 to 11:59pm (Eastern) on August 26, 2010, by dialing (US)+1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4342282.
About China Hydroelectric
China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns 14 operating hydropower subsidiaries in China with total installed capacity of 430.5 MW. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.
Cautionary Note Regarding Forward-looking Statements
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Notes to Unaudited Financial Information
This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this unaudited financial information.

About Non-GAAP Financial Measures
To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income (loss) and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Adjusted EBITDA to Net Income Reconciliation” and “GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) Reconciliation” below.
China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s F-1 registration statement. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.
For further information, please contact:

Company:	Investor Relations:

Mary Fellows, EVP and Secretary	Scott Powell
China Hydroelectric Corporation	HC International, Inc.
Phone: +1-860-435-7000	Phone: +1-917-721-9480
Email: mfellows@chinahydroelectric.com	Email: scott.powell@hcinternational.net

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ 000’s, except for share and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Revenue	22,516	12,853	38,337	17,446
Cost of revenues	(5,856)	(4,224)	(11,134)	(7,015)

Gross profit	16,660	8,629	27,203	10,431

Operating expenses
General and administrative expenses	(4,908)	(1,687)	(9,180)	(3,422)

Total operating expenses	(4,908)	(1,687)	(9,180)	(3,422)

Operating income	11,752	6,942	18,023	7,009

Interest income	360	106	843	325
Interest expenses	(3,637)	(3,613)	(7,311)	(6,333)
Change in fair value of derivative financial liability and warrant liability	—	(211)	365	(390)
Exchange loss	(245)	(9)	(255)	(13)
Share of gain/(loss) in an equity investee	—	75	—	(75)
Other income/(expense), net	382	(3)	400	(3)

Profit before income tax expenses	8,612	3,287	12,065	520

Income tax expenses	(2,622)	(1,521)	(3,677)	(1,094)

Consolidated net income/(loss)	5,990	1,766	8,388	(574)

Net income (loss) attributed to noncontrolling interest	(137)	(54)	(180)	40

Net income (loss) attributable to China Hydroelectric Corporation shareholders	5,853	1,712	8,208	(534)

Less:
Cumulative dividends on Series A convertible redeemable preferred shares	—	(4,573)	(1,989)	(8,585)
Cumulative dividends on Series B convertible redeemable preferred shares	—	(3,437)	(1,412)	(6,766)
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	(162)	—
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	(6,990)	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	(5,040)	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	(222)	—

Net income (loss) attributable to ordinary shareholders	5,853	(6,298)	(7,607)	(15,885)

GAAP net income (loss) per ADS — basic and diluted	0.11	n/a	(0.17)	n/a

GAAP net income (loss) per share — basic and diluted	0.04	(0.11)	(0.06)	(0.27)

Weighted average American depository shares — basic and diluted	51,098,505	n/a	44,348,314	n/a

Weighted average common shares — basic and diluted	153,295,516	59,338,380	133,044,942	58,289,666

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME(LOSS) TO NON-GAAP NET INCOME(LOSS) RECONCILIATION
(In US $ 000’s)

	Three Months Ended		Six Months Ended

	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net income (loss) attributable to ordinary shareholders	5,853	(6,298)	(7,607)	(15,885)

Non-GAAP Adjustments:
Non-cash cumulative dividends on convertible redeemable preferred shares (1)	—	8,010	3,563	15,351
Non-cash beneficial conversion feature on convertible redeemable preferred shares (1)	—	—	12,252	—

Stock-based compensation expense (2)	991	129	1,606	180

Exchange losses	245	9	255	13
Change in fair value of derivative financial liabilities and warrant liability (gains)/losses	—	211	(365)	390

Non-GAAP net income (loss)	7.089	2,061	9,704	49

Non-GAAP net income per ADS — basic and diluted (3)	0.14	n/a	0.22	n/a
Non-GAAP net income (loss) per common share — basic and diluted	0.05	0.03	0.07	0.00

Weighted average American depository shares — basic and diluted	51,098,505	n/a	44,348,314	n/a

Weighted average common shares — basic and diluted	153,295,516	59,338,380	133,044,942	58,289,666

(1) Non-cash equity charges
Cumulative dividends on Series A convertible redeemable preferred shares	—	4,573	1,989	8,585
Cumulative dividends on Series B convertible redeemable preferred shares	—	3,437	1,412	6,766
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	162	—
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	6,990	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	5,040	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	222	—

Total	—	8,010	15,815	15,351

(2)	Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3)	The Company’s American depository shares (“ADS”) convert to common shares at a rate of one ADS to three common shares.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of June 30,	As of December 31,
	2010	2009
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	68,930	31,618
Accounts receivable	13,520	8,434
Deferred tax assets	871	489
Prepayments and other current assets	22,284	4,582

Total current assets	105,605	45,123

Non-current Assets:
Deferred initial public offering costs	—	12,774
Property, plant and equipment, net	481,124	423,200
Intangible assets, net	4,805	4,513
Goodwill	110,782	107,824
Deferred tax assets	1,454	1,231
Other non-current assets	547	399
Total non-current assets	598,712	549,941

TOTAL ASSETS	704,317	595,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	2,027	1,305
Short-term loans	1,244	7,098
Current portion of long-term loans	54,028	56,809
Warrant liability	—	14,333
Amounts due to related parties	243	242
Accrued expenses and other current liabilities	32,691	22,704
Deferred tax liabilities	1	1

Total current liabilities	90,234	102,492

Non-current Liabilities:
Long term loans	185,712	172,469
Deferred tax liabilities	20,001	18,805
Other non-current liabilities	138	104

Subtotal of non-current liabilities	205,851	191,378

TOTAL LIABILITIES	296,085	293,870

Convertible redeemable preferred shares
Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 shares issued and outstanding as of December 31, 2009)	—	184,541
Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 shares issued and outstanding as of December 31, 2009)	—	148,943
Series C (par value US$0.001 per share; 1,000,000 shares authorized; nil and 20,000 shares issued and outstanding as of December 31, 2009)	—	20,356

Shareholders’ equity
Ordinary shares (par value US$ 0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2009 and June 30, 2010, respectively; 15,541,666 and 153,295,516 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	153	16
Additional paid in capital	496,056	36,251
Accumulated other comprehensive income	13,095	11,065
Accumulated deficit	(108,373)	(100,767)

Total China Hydroelectric Corporation Shareholders’ equity (deficit)	400,931	(53,435)
Noncontrolling interests	7,301	789

Equity attributable to equity holders of the Company	408,232	(52,646)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	704,317	595,064

CHINA HYDROELECTRIC CORPORATION
ADJUSTED EBITDA TO NET INCOME RECONCILIATION

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net income (loss) available to China Hydroelectric Corporation shareholders	5,853	1,712	8,208	(534)
Interest expenses, net	3,277	3,507	6,468	6,008

Other non cash charges, including exchange loss, change in fair value of derivative financial liabilities and warrant liability, and stock-based compensation	1,236	349	1,496	581
Income tax expenses	2,622	1,521	3,677	1,094
Depreciation of property, plant and equipment	3,825	2,967	7,619	5,209
Amortizations of intangible assets	44	25	78	56

EBITDA, as adjusted	16,857	10,081	27,546	12,414

EBITDA margin, as adjusted	75%	78%	72%	71%
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of derivatives financial liabilities and warrant liability, and stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.